Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-166142 on Form S-1 of our report dated March 29, 2010, relating to the combined financial statements of Resolute Natural Resources Company, LLC, Resolute Aneth, LLC, WYNR, LLC, BWNR, LLC, Resolute Wyoming, Inc., and RNRC Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the change in accounting for noncontrolling interests as described in Note 2) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
June 4, 2010